VIA facsimile, overnight delivery and EDGAR

September 19, 2008

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC  20549-7010

Lehman Brothers Holdings E-Capital Trust I

Commission File Number 333-129195-02

Form 10-K for the fiscal year ended December 31, 2007

Lehman Brothers Holdings E-Capital LLC I

Commission File Number 333-129195-01

RE:                             Form 10-K for the fiscal year ended December 31, 2007

Dear Mr. Woody:

The following response is provided in connection with your August 22, 2008 letters (the “Comment Letters”) regarding the United States Securities and Exchange Commission (“SEC” or the “Commission”) Staff’s review of Lehman Brothers Holdings E-Capital Trust I’s and Lehman Brothers Holdings E-Capital LLC I’s (collectively, the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”) and our related telephone conversation of September 5, 2008.

In response to the Staff’s comment, the persons who function as the equivalent of the principal executive officer and principal financial officer of the Trust and the LLC have concluded, solely because of our failure to file the required management’s assessment of internal control over financial reporting in our 2007 10-K when it was filed on March 31, 2008, that the disclosure controls and procedures of the Trust and the LLC were not effective as of the end of the fiscal year covered by our 2007 10-K. We will file an amendment to our 2007 10-K on the date hereof to reflect this conclusion.

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As requested in the Comment Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 526-3606 if you wish to discuss any of our responses, or to answer any other questions you may have.

Sincerely,

/s/ Martin B. Kelly

Martin B. Kelly

Regular Trustee, Lehman Brothers Holdings E-Capital Trust I, Global Financial Controller, Lehman Brothers Holdings Inc. (Managing Member of Lehman Brothers Holding E-Capital LLC I)